JMG — Real Estate

Journal Media Group Real Estate

			LAND					BUILDING					TOTAL IMPLIED MKT VALUE
Address	City	St	Land Sq Ft	Assessed Land Value	Ass. Ratio	Implied Mkt Value	Price/Sq Ft	Bldg Sq Ft	Assessed Bldg Value	Ass. Ratio	Implied Mkt Value	Price/Sq Ft	Mkt Value
1100 Immokalee Rd	Naples	FL	864,666	$ 4,610,485	94.71%	$ 4,867,930	$ 5.63	186,000	$ 14,364,047	94.71%	$ 15,166,123	$ 81.54	20,034,053
151 Factory Stores Dr	Camarillo	CA	506,167	$ 1,374,436	100.00%	$ 1,374,436	$ 2.72	134,688	$ 16,670,690	100.00%	$ 16,670,690	$ 123.77	18,045,126
4101 W Burnham St	W. Milwauk	WI	1,787,659	$ 2,462,300	100.00%	$ 2,462,300	$ 1.38	465,297	$ 15,117,500	100.00%	$ 15,117,500	$ 32.49	17,579,800
2332 News Sentinel Dr	Knoxville	TN	1,121,234	$ 1,857,803	79.50%	$ 2,336,800	$ 2.08	179,477	$ 7,205,425	79.50%	$ 9,063,200	$ 50.50	11,400,000
333 W State St	Milwaukee	WI	127,805	$ 3,890,000	95.82%	$ 4,059,695	$ 31.76	438,221	$ 5,584,700	95.82%	$ 5,828,324	$ 13.30	9,888,019
495 Union Ave	Memphis	TN	282,617	$ 485,600	40.00%	$ 1,214,000	$ 4.30	275,958	$ 2,184,400	40.00%	$ 5,461,000	$ 19.79	6,675,000
1939 SE Federal HWY	Stuart	FL	472,234	$ 2,266,720	100.00%	$ 2,266,720	$ 4.80	61,904	$ 3,738,780	100.00%	$ 3,738,780	$ 60.40	6,005,500
300 E Walnut Street	Evansville	IN	359,806	$ 268,300	100.00%	$ 268,300	$ 0.75	140,252	$ 3,011,800	100.00%	$ 3,011,800	$ 21.47	3,280,100
1101 Twin View Blvd	Redding	CA	302,742	$ 725,000	100.00%	$ 725,000	$ 2.39	51,522	$ 1,800,000	100.00%	$ 1,800,000	$ 34.94	2,525,000
820 N. Lower Broadwa	Corpus Chri	TX	81,660	$ 816,600	100.00%	$ 816,600	$ 10.00	76,956	$ 1,646,685	100.00%	$ 1,646,685	$ 21.40	2,463,285
1741 Dolphin Drive	Waukesha	WI	151,018	$ 604,100	99.98%	$ 604,221	$ 4.00	34,400	$ 1,796,700	99.98%	$ 1,797,059	$ 52.24	2,401,280
101 Cypress St	Abilene	TX	79,195	$ 324,305	100.00%	$ 324,305	$ 4.10	102,416	$ 1,454,379	100.00%	$ 1,454,379	$ 14.20	1,778,684
545 5th St.	Bremerton	WA	18,731	$ 235,950	100.00%	$ 235,950	$ 12.60	18,449	$ 1,416,620	100.00%	$ 1,416,620	$ 76.79	1,652,570
1010 Richards Rd	Hartland	WI	100,188	$ 273,000	98.39%	$ 277,467	$ 2.77	13,888	$ 1,218,200	98.39%	$ 1,238,134	$ 89.15	1,515,601
600 Industrial Drive	Waupaca	WI	317,117	$ 110,000	100.74%	$ 109,187	$ 0.34	73,925	$ 1,401,200	100.74%	$ 1,390,845	$ 18.81	1,500,032
W66 N200 Commerce	Cedarburg	WI	102,802	$ 159,600	100.36%	$ 159,026	$ 1.55	16,800	$ 1,217,100	100.36%	$ 1,212,725	$ 72.19	1,371,752
34 W. Harris	San Angelo	TX	38,001	$ 152,000	100.00%	$ 152,000	$ 4.00	41,406	$ 1,047,490	100.00%	$ 1,047,490	$ 25.30	1,199,490
1000 Williamston Rd	Anderson	SC	588,060	$ 21,000	10.50%	$ 200,000	$ 0.34	47,109	$ 78,750	10.50%	$ 750,000	$ 15.92	950,000
1301 Lamar St	Wichita Fall	TX	52,499	$ 52,499	100.00%	$ 52,499	$ 1.00	88,564	$ 830,061	100.00%	$ 830,061	$ 9.37	882,560
7900 W. Clinton Ave	Milwaukee	WI	83,200	$ 155,187	100.00%	$ 155,187	$ 1.87	14,864	$ 579,524	100.00%	$ 579,524	$ 38.99	734,711
597 Beale Street	Memphis	TN	239,580	$ 174,120	40.00%	$ 435,300	$ 1.82	2,695	$ 59,880	40.00%	$ 149,700	$ 55.55	585,000
													112,467,564

Source: [illegible] Mapping web sites of local property Assessor — or telephone contact

Figures from appraised values noted on property records
Some property locations may be missing as there was no comprehensive list avail.